POWER OF ATTORNEY

I hereby constitute and appoint Michael L. DeBacker, M. Jean Hardman, Mark A. Smith, Jr., Pamela W. Fletcher, and Lori R. Craig, or any one of them, as my true and lawful attorneys-in-fact to (i) complete Securities and Exchange Commission Forms 3, 4, and 5, based on the information that I may furnish to them from time to time; (ii) execute all such completed Forms for and on my behalf; and (iii) file all such completed Forms with the Securities and Exchange Commission and the New York Stock Exchange, all in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder.

I acknowledge that the foregoing persons, in serving as my attorneys-in-fact hereunder, do not assume any of the obligations or liabilities that are imposed on me by Section 16 of the Securities Exchange Act of 1934 and the rules thereunder.

This Power of Attorney shall remain in full force and effect until such time as I deliver a written revocation hereof to the foregoing attorneys-in-fact, or any one of them.

/s/ Charles F. Heine
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Charles F. Heine

Signed, acknowledged, and delivered in the presence of:

Witness:

/s/ Mark A. Smith
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/s/ Lori R. Craig
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County of   Lucas   )
) ss
State of   Ohio   )

Sworn and subscribed before me this 24th day of April, 2003.

/s/ Marcia L. Coy-Bauman
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Notary Public

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My Commission expires: 2-25-07